SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 FORM 12b-25 Commission File Number 1-10781

                           NOTIFICATION OF LATE FILING
(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended: March 31, 1997 . [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:                         .

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I   Registrant Information


      Full Name of Registrant:      Lancit Media Entertainment, Ltd.
      Former Name if Applicable:    Lancit Media Productions, Ltd.

Address of Principal Executive Office (Street and Number):
           601 West 50th Street

City, State and Zip Code:
           New York, New York 10019


Part II   Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III   Narrative


      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Registrant is unable to file the subject report within the prescribed time period because the preparation of the financial statements to be included in the subject report could not be timely completed. This is the result of a review by the Company of the carrying value of film and program costs related to its Puzzle Place and Backyard Safari projects. In addition, the Company recently made changes in executive management and changed its independent accountants.



Part IV   Other Information


(1) Name and telephone number of person to contact in regard to this notification

            Gary Appelbaum            (212)                   977-9100
           (Name)                   (Area Code)           (Telephone Number)

(2)   Have all other periodic reports required under section 13
      Yes  [   ] No [ X ]
      or 15(d) of the Securities Exchange Act of 1934 or
      section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of Yes [ ] No [ X ] operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      If so: attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

                        LANCIT MEDIA ENTERTAINMENT, LTD.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:     May 14, 1997                  By    /s/  GARY APPELBAUM
                                            Gary Appelbaum
                                            Chief Financial Officer

                            ATTACHMENT TO FORM 12b-25




        It is anticipated that the Company's loss from operations will increase substantially, principally due to an anticipated reduction in the carrying values of film program costs related to its Puzzle Place and Backyard Safari projects. A reasonable estimate of the Company's results of operations cannot be reported at the time of the filing of this report because the company is still in the process of finalizing the appropriate carrying values of such film and program costs.